Exhibit 99.1

Red White & Bloom Brands Executes Formal Agreement to Acquire Platinum Vape; Announces Q2 2020 Quarterly Report, First Since Public Debut

-The Platinum Vape acquisition is expected to close on or about September 15 , 2020, and is not reflected in the quarterly results. Platinum Vape has current annualized revenues of more than CAD $102 million with EBITDA between 25%-30% before forward synergies

-The Company’s investment in PharmaCo, the owner of significant Michigan cannabis operations, is not reflected in the quarterly results as the Company has not yet closed on the acquisition. The company has now begun to complete the acquisition and will complete subsequent to State regulatory approval. This pending acquisition requires no cash to close and only requires the issuance of 37 million common shares and 37 million series 2 preferred shares1

-Adjusted EBITDA for the three months ending June 30, 2020 was $6.5 million which excludes both Platinum Vape and PharmaCo

-Cash position of $2.6 million expected to grow upon closing of the previously announced $25 million bought deal financing

-Gross margin before biological adjustments was 81% representing an all-in cash cost of $0.10 per gram of hemp flower, which is similar in cost to outdoor-grown, lower-value CBD

Toronto, Ontario, September 2, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce its first financial report after completing its business combination transaction in April of this year.

Concurrently, the Company also reports that it has entered into a definitive, arms-length, agreement with Platinum Vape on September 1, 2020. As part of the transaction the Company is not assuming any long-term debt and there won’t be a change of control. The transaction is expected to close in approximately 15 days, subject to the satisfaction of customary closing conditions. A finder’s fee will be payable on the transaction. Platinum Vape are purveyors of a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma boasting an 84% rating (4.2/5) on WeedMaps.com.

Financial position:

-At the end of the quarter RWB had working capital of $48M and the average monthly cash used by operating activities for the quarter were $1.5 M per month. Current assets increased by 180% while current liabilities decreased by 60% from Q4, 2019. Cash balance of $2.6M at the end of the quarter will be bolstered by up to $25M in cash upon closing of the previously announced bought deal financing.

1 subject to certain adjustments

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Select financial results:

-Revenues for the period totaled $1.5M which excluded both definitive, funded cannabis acquisitions not yet closed.

-Gross margin before fair value impacts was 82%.  Strong gross margin performance in quarter attributed to Illinois streamlined operations providing low production cost.

-Q1 2020 Adjusted EBITDA income of $6.5 M marks an improvement versus loss of $4.7M in the same period in 2019. For the first 6 months of 2020 Adjusted EBITDA was $2.8M, an improvement versus loss of $6.6M in the same period in 2019

-IFRS Fair value impact: $8.3M of fair value adjustment on biological assets.

Chairman & CEO Brad Rogers stated:

“After a year and half of hard work by our team, we are now pulling all the pieces together in order to be the driving force in the high-value States we plan to operate in. With the addition Platinum, who comes with one of the highest quality and hardest working management teams having built one of the strongest brands in cannabis, RWB’s future couldn’t be ‘higher’.

“Also, the expected closing of our Michigan Investee, will provide the ability to report some very compelling numbers.  I’m looking forward to putting our significant cash raise to work; with our upsized $25 million capital raise we will continue on our disciplined path of growing this business, returning the most value to Shareholders and Making America Dope again”

George Sadler, founder of Platinum Vape commented: “Cody and I are so excited that we we’re able to execute on all levels needed, to get this done. To be successful in this space you need a solid team, and that’s exactly what we feel we are part of with RWB. The future growth for Platinum, combined with a company that has solid growth, low debt and great direction, is what’s needed to navigate through this space and that’s what RWB has to offer. We couldn’t be happier with the decision we have made to be a part of the RWB team.”

Details of the Platinum Vape Transaction:

Under the terms of the definitive agreement, a subsidiary of the Company will acquire all of the issued and outstanding equity interests of Platinum Vape in a cash and stock transaction valued at up to US$35 million, comprised of US$7 million in cash payable at closing, a further US$13 million in cash payable 120 days after closing and a US$15 million convertible promissory note payable on the third anniversary of closing (which may be converted into Company stock only after 12 months).  Additional consideration of up to US$25 million, payable either as cash or stock in the Company, may be paid to Platinum Vape securityholders if certain revenue targets and EBIT metrics are achieved by Platinum Vape in 2020 and 2021. Additional details of the transaction shall be provided upon closing.

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Adjusted EBITDA Reconciliation:

	Q2 2020	Q2 2019	First 6 months 2020	First 6 Months 2019
Net loss and comprehensive loss	(23,032,068)	(5,553,282)	(20,286,538)	(7,404,237)
Add back
Interest expense	2,080,625	-	4,042,577	-
Depreciation	1,321,184	-	1,322,246	-
Foreign exchange loss (gain)	3,724,549	1,593,599	(4,380,521)	1,741,600
Interest income	(1,194,523)	(1,165,818)	(2,344,483)	(1,864,340)
Accretion of loans receivable	(758,603)	(464,230)	(1,440,946)	(1,124,015)
Loss on revaluation of call option	(58,246)	839,937	1,420,001	2,008,403
Gain on Disposal	(149,947)	-	(149,947)	-
Write off of deposit	1,853,059	-	1,853,059	-
Revaluation of investment	(91,143)	-	(91,143)	-
Listing Expense	22,832,281	-	22,832,281	-
Adjusted EBITDA	6,527,168	(4,749,794)	2,776,586	(6,642,589)

For full company financial statements and MD&A please see sedar.com

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

For more information about Red White & Bloom Brands Inc., please contact:

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Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan including the completion of the Platinum Vape acquisition, the PharmaCo acquisition and the bought deal financing.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and

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information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

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